

March 21, 2025

Jacob DiMartino
Chief Executive Officer
New Generation Consumer Group, Inc.
7950 E. Redfield Rd, Unit 210
Scottsdale, AZ 85260

> **Re: New Generation Consumer Group, Inc.**
> **Offering Statement of Form 1-A**
> **Filed February 25, 2025**
> **File No. 024-12580**

Dear Jacob DiMartino:

 We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Circular

Offering Circular Summary, page 2

1. Please provide a more detailed discussion regarding your corporate history, including your relationship with Power Sports Factory, Inc (CIK 0001001065), a Minnesota corporation that had its common stock revoked from registration under Section 12(g) of the Exchange Act on June 6, 2013.

Financial Condition, Liquidity and Capital Resources, page 24

2. We note that prior to your acquisition of your shares by Mr. DiMartino, you filed a Form C for a Regulation CF crowdfunding offering on April 1, 2024. Please disclosed the amounts raised under that offering and clarify if, and when, it was terminated.

General

3. Please advise how the Subject Convertible Notes are convertible into Offered Shares. Securities Act Rule 251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has been qualified. Given that the Subject Convertible Notes are

presently exercisable and your offering statement is not yet qualified, it appears that Regulation A is not available for conversion of such securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 139.01 and 134.03.

4. Further, we note that the conversion ratio for the Subject Convertible Notes is as much as 10 times higher than the share price range you provide for your primary offering. As result, it doesn't appear the Conversion Shares offered would be at the same fixed price as the Offered Shares, which is prohibited under Rule 251(d)(3)(ii). If your offering statement is not being used for the conversion of the Subject Convertible Notes, please revise to clarify whether this offering statement is qualifying the shares underlying the notes for resale.

5. To the extent you are qualifying the shares for resale using Securities Act Rule 251(d)(3)(i)(A), please provide your analysis regarding whether those shareholders are underwriters. If more than one paragraph of Rule 251(d)(3)(i) is being used to qualify securities, revise your cover page to clearly identify each subparagraph of Rule 251(d)(3)(i) being used and the amounts being qualified pursuant to such paragraph. In addition, clarify whether and how the Company and Mr. DiMartino will determine, and investors will know, if shares are being acquired from the Company or the selling shareholders, and provide your analysis as to why this transaction is not an indirect primary offering. If the selling stockholders are engaged in an indirect primary offering, then the selling stockholders would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the offering statement as an underwriter. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan, Esq.